

Mail Stop 3561

October 6, 2016

Yip Cheuk Fai
Chief Financial Officer
Iao Kun Group Holding Company Limited
Alameda Dr. Carlos D' Assumpcao No: 181-187 Centro Comercial
c/o Grupo Brilhantismo
12 Andar T, Macau

> **Re:** **Iao Kun Group Holding Company Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-34804**

Dear Mr. Yip:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure